Promissory Note

Cdn. $4,000,000


FOR VALUE RECEIVED, the undersigned, Symphony Telecom Inc. and Symphony Telecom International Inc. (the "Borrowers"), hereby acknowledge themselves indebted to Telemax Communications Inc. (the "Lender") and promise to pay to or to the order of the Lender or as otherwise directed in writing by the Lender, the principal sum of Four Million Dollars ($4,000,000) in lawful money of Canada, with interest as set out below.

The principal sum and interest thereon shall be due and payable as follows:

1. Provided that the Borrowers are not in default hereunder, this promissory note shall bear no interest. Upon default in payment of principal under this promissory note, interest shall accrue and be paid monthly on the last business day of each month, on the amount in default at the rate of twelve percent (12%) per annum, calculated and compounded monthly not in advance, both before and after demand, maturity, default and judgment until paid; and

2.       The principal sum shall be paid as follows:

         (a) The sum of One Million Dollars ($1,000,000) shall be paid on or before November 1, 2000;

         (b) The further sum of One Million Dollars ($1,000,000) shall be paid on or before January 1, 2001;

         (c) The further sum of One Million Dollars ($1,000,000) shall be paid on or before April 1, 2001; and

         (d) The remaining balance of the principal sum, plus accrued interest, if any, shall be paid on or before July 1, 2001.

Provided that default in payment of interest as aforesaid or any default or breach in any agreement, undertaking, covenant or other obligation of the Borrower to or with the Lender shall, at the option of the holder hereof, render the entire remaining principal sum and all interest accrued thereon immediately due and payable without notice or demand.

The obligations of the Borrowers this promissory note shall be secured by a Share Purchase Warrant issued by Symphony Telecom International Inc. ("SYMY") to the Lender, in form and substance satisfactory to the Lender, by which the Lender shall have the right to acquire up to $4,000,000 (CDN) of common shares of SYMY in the event that SYMY defaults under this promissory note.

The Lender shall have the right to set off the amount advanced to the Borrowers under this promissory note against the amount payable by Symphony Telecom Inc. to the Lender pursuant to a Share Purchase Agreement dated evenly herewith between the Lender and Symphony Telecom Inc., pursuant to which the Lender sold to Symphony Telecom Inc. from its treasury, 307,500 common shares in the capital stock of the Lender.

The Borrowers shall have a five (5) day grace period with respect to all principal payments hereunder.

The Lender may assign all of its right, title and interest in, to and under this promissory note. All payments required to be made hereunder shall be made by the Borrower without any right of set-off or counterclaim.

The Borrower hereby waives presentment for payment and notice of non-payment.

DATED as of July 31, 2000

                                             SYMPHONY TELECOM INC.

                                             Per: /s/ Daniel G. Cullen
                                                  ------------------------------
                                             Name:  Dan Cullen
                                             Title: President

                                             SYMPHONY TELECOM INTERNATIONAL INC.

                                             Per: /s/ Daniel G. Cullen
                                                  ------------------------------
                                             Name:  Dan Cullen
                                             Title: President